UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated September 11, 2013

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye Gold" or "the Company")

SIBANYE GOLD CONCLUDES TWO YEAR WAGE AGREEMENT

Westonaria, 6 September 2013: Sibanye Gold (JSE: SGL & NYSE: SBGL) advises stakeholders that it has concluded a two year wage agreement with the National Union of Mineworkers ("the NUM") Solidarity and the United Association of South Africa ("UASA") (collectively "the Unions"). The agreement, which applies to all employees, officially brings the strike, which began on the night shift on Tuesday 3 September 2013, to an end. Normal operations at Kloof resumed on the night shift on Thursday 5 September and at Beatrix on the night shift on Friday 6 September 2013.

The details are as follows:
- Category 4 and 5 employees, including Rock Drill Operators will receive an 8% increase in basic wage effective from 1 July 2013, with a further CPI plus 1% or minimum of 7% increase, effective 1 July 2014;
- Category 6 to 8 employees, Miners and Artisans and Officials will receive a 7.5% increase in basic wage, effective from 1 July 2013, with a further CPI plus 0.5% or minimum of 6.5% increase, effective 1 July 2014;
- The current living out allowance will increase from R1,640 per month to R2,000 per month in equal R180 per month increments on 1 July 2013 and 1 July 2014.

In addition, the parties also agreed to:
- Appoint an expert to investigate and report on job organisation and design in the industry;
- Continue initiatives from the Sindisa Project, mainly involving enhancing working patterns and shift arrangements at company or mine level;
- Work together to develop solutions to garnishee orders and other aspects of employees personal financial management, which have impacted the industry and its employees.

Neal Froneman, Chief Executive Officer, said: "We are pleased that we have reached a two year agreement with the Unions in a relatively short period and at close to inflation increases. We are also pleased with the further commitment to exploring initiatives which will contribute to improved utalization of our assets and enhancing productivity".

ENDS

Contact

James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd



TO: **All Sibanye Gold Employees**

RE: **Settlement reached with unions**

11 September 2013

Dear Colleagues

I am pleased to inform you that we have reached a two-year agreement with the NUM, UASA and Solidarity on wage increases, bringing the strike at our operations to an end.

The agreement, effective from 1 July 2013, is:
* An 8% increase for category 4 and 5 employees, including rock drill operators
* A 7.5% increase for category 6 to 8 employees, including Miners, Artisans and Officials

In the second year of this agreement, employees will receive wage increases from 1 July 2014 which are linked to inflation. The monthly living out allowance of R1,640 will increase twice in the two-year agreement: to R1,820 on 1 September 2013 and then to R2,000 on 1 September 2014.

This collective wage agreement is applicable to <u>all employees</u> in Category 4 to 8, including Miners, Artisans and Officials, given that the three unions - NUM, UASA and Solidarity - together represent around 72% of employees in the gold companies represented by the Chamber of Mines. We will continue to meet with all unions to discuss the implementation of the wage agreement, as well as the detail and implications thereof for all employees in the relevant recognition units and agree on the role that all recognised unions can play in the implementation of the various clauses of the agreement.

I believe that the wage increases outlined above are balanced and fair to both our company and our employees. The wage increases are above inflation and as such will ensure that our employees have the ability to increase their standard of living. Our company, Sibanye Gold, is now on a solid footing to invest in sustainable growth for the benefit of all of us.

The original demand of 60% by the NUM, or R8,500 for underground employees and R7,500 for surface employees, was completely unaffordable and, if agreed to, would have resulted in the closure of shafts and the loss of many jobs. AMCU's demands for a basic wage of R12,500 for underground employees and R11,500 for surface employees would also have resulted in the closure of our business and the loss of many thousands of jobs throughout the gold sector. I am committed to engaging with AMCU to ensure that this is well understood.

As work returns to normal at the operations, let us refocus our energy on reaching our production targets safely. I appeal to all of you to be extra careful when you return to your workplaces, always putting **Safety First**.

The future of Sibanye Gold lies in our hands.

Regards,

NEAL FRONEMAN
Chief Executive Officer
Sibanye Gold

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: September 11, 2013

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer